SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CATABASIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14875P107

(CUSIP Number)

Denise Marks

SVLSF V, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P107

1	Name of reporting person SVLSF V, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.64%(1)
14	Type of reporting person OO

(1)	Percentage calculated using a denominator of 14,547,796 shares of Common Stock of Issuer as of June 25, 2015, which total includes the sale of shares of issuer Common Stock as part of issuer’s Initial Public Offering.

CUSIP No. 14875P107

1	Name of reporting person SV Life Sciences Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.64%(1)
14	Type of reporting person PN

CUSIP No. 14875P107

1	Name of reporting person SV Life Sciences Fund V Strategic Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.64%(1)
14	Type of reporting person PN

CUSIP No. 14875P107

1	Name of reporting person SV Life Sciences Fund V (GP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,857,667
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,857,667
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,857,667
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.64%(1)
14	Type of reporting person PN

CUSIP No. 14875P107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Catabasis Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Kendall Square, Building 1400E, Suite B14202, Cambridge, MA 02139.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) SV Life Sciences Fund V, L.P., a Delaware limited partnership, (“SVLS V LP”) and SV Life Sciences Fund V Strategic Partners, L.P., a Delaware limited partnership, (“Strategic Partners” and together with SVLS V LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund V (GP), L.P., a Delaware limited partnership (“SVLS V GP”) and general partner of SVLS V LP and Strategic Partners; and (iii) SVLSF V, LLC, a Delaware limited liability company and general partner of SVLS V GP. Each of SVLS V LP, Strategic Partners, SVLS V GP and SVLSF V, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address for each of the members of the investment committee of SVLSF V, LLC is set forth on Schedule A.

(c) The principal business of the Reporting Persons is international life sciences venture capital investments. SVLS V LP and Strategic Partners are private venture capital funds. SVLS V GP is the general partner of SVLS V LP and Strategic Partners. SVLSF V, LLC is the general partner of SVLS V GP. The principal business of the members of the investment committee of SVLSF V, LLC is set forth on Schedule A.

(d) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,798,528 shares of Common Stock owned directly by SVLS V LP were acquired on June 25, 2015, in connection with the closing of the Issuer’s initial public offering (the “IPO”) pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”), whereupon (i) all Series A Preferred Stock held by SVLS V LP converted into 1,651,223 shares of Common Stock and (ii) all Series B Preferred Stock held by SVLS V LP converted into 764,309 shares of Common Stock. In addition, in connection with the IPO, SVLS V LP purchased 382,996 shares of Common Stock at the initial public offering price of $12.00 per share in the IPO, or $4,595,952 in the aggregate. The SVLS V LP preferred shares were acquired prior to the filing of the Registration Statement using working capital proceeds.

The 59,139 shares of Common Stock owned directly by Strategic Partners were acquired on June 25, 2015, in connection with the closing of the Issuer’s IPO pursuant to the Registration Statement, whereupon (i) all

CUSIP No. 14875P107

Series A Preferred Stock held by Strategic Partners converted into 34,893 shares of Common Stock and (ii) all Series B Preferred Stock held by Strategic Partners converted into 16,152 shares of Common Stock. In addition, in connection with the IPO, Strategic Partners purchased 8,094 shares of Common Stock at the initial public offering price of $12.00 per share in the IPO, or $97,128 in the aggregate. The Strategic Partners preferred shares were acquired prior to the filing of the Registration Statement using working capital proceeds.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. No part of the purchase price was borrowed by the Reporting Persons for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the IPO of the Issuer’s Common Stock for investment purposes only. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 14,547,796 shares of Common Stock outstanding, which is the total Common Stock outstanding as indicated in the Issuer’s Final Prospectus filed June 25, 2015.

The Funds, SVLS V GP and SVLSF V, LLC may each be deemed to beneficially own, in the aggregate, 2,857,667 shares of Common Stock, constituting approximately 19.64% of the Common Stock outstanding.

As of the close of business on June 30, 2015, SVLS V LP owned directly 2,798,528 shares of Common Stock, constituting approximately 19.24% of the Common Stock outstanding.

As of the close of business on June 30, 2015, Strategic Partners owned directly 59,139 shares of Common Stock, constituting approximately 0.40% of the Common Stock outstanding.

SVLS V LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

CUSIP No. 14875P107

SVLS V GP, the general partner of SVLS V LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS V LP and Strategic Partners. SVLS V GP disclaims beneficial ownership of shares held by SVLS V LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF V, LLC, the general partner of SVLS V GP, may be deemed to beneficially own the shares held by SVLS V LP and Strategic Partners. SVLSF V, LLC disclaims beneficial ownership of shares held by SVLS V LP and Strategic Partners except to the extent of any pecuniary interest therein.

The investment committee of SVLSF V, LLC, comprised of the members as set forth on Schedule A, may be deemed to beneficially own the shares held by the Funds as it controls voting and investment decisions over the Issuer’s shares held by the Funds by a majority vote. Each member of the investment committee disclaims beneficial ownership over shares held by the Funds except to the extent of any pecuniary interest therein.

(b) Each of SVLS V LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.

Each of Strategic Partners, SVLS V GP and SVLSF V, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS V LP.

Each of SVLS V LP, SVLS V GP and SVLSF V, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

(c) Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 3 of this Schedule 13D describes the pre-conversion equity owned by the Reporting Persons and is incorporated herein by reference.

In connection with the IPO, the Funds and certain other persons have agreed to enter into lock-up agreements (each a “Lock-up Agreement”), pursuant to which such persons agreed, subject to certain exceptions, not to directly or indirectly sell, transfer or otherwise convey any of the Issuer’s securities held by them for a period of 180-days following the date of the IPO.

The Reporting Persons and certain other persons are parties to an amended and restated investor rights agreement with the Issuer (the “Investor Rights Agreement”), which provides for certain registration rights. Subject to certain limitations, the Reporting Persons and other signatory stockholders have the right to request the Issuer to prepare, file and maintain up to two registration statements on Form S-1 (or Form S-3 if the Issuer is eligible and certain other conditions are met) covering the sale of such shares of Common Stock. Additionally, the Reporting Persons and other signatory stockholders have unlimited “piggyback” registration rights to include these shares of Common Stock in future registration statements that the Issuer may initiate, subject to certain conditions and limitations (including customary cut-back rights). Under the Investor Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders.

CUSIP No. 14875P107

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund V, L.P., SV Life Sciences Fund V Strategic Partners, L.P., SV Life Sciences Fund V (GP), L.P. and SVLSF V, LLC, dated June 25, 2015.*

*	Filed Herewith

CUSIP No. 14875P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2015

SVLSF V, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V (GP), L.P.
By: SVLSF V LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

CUSIP No. 14875P107

SCHEDULE A

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

David Milne	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Catabasis Pharmaceuticals, Inc.)	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Exhibit 99.1

CUSIP No. 14875P107

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Catabasis Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 25, 2015.

SVLSF V, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V (GP), L.P.
By: SVLSF V LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member